AURELIO RESOURCE CORPORATION

5554 S. PRINCE ST, SUITE 200

LITTLETON, CO 80120

June 19, 2008

BY FAX AND EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention: Mr. Mark A Wojciechowski

Dear Sirs:

Re:	Aurelio Resource Corporation (the “Company”)
Comment Letter dated June 12, 2008 (“Comment Letter”)
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
Form 10-QSB for the Quarterly Period Ended March 31, 2008
Filed May 20, 2008
File No. 0-50931

Further to our telephone conversation on June 18, 2008, I hereby request on behalf of the Company an extension of the time to respond to the SEC’s comments set out in the Comment Letter referred to above.

As we further discussed today, I am aware that the SEC has issued several other comment letters related to Form 10-KSB for fiscal 2006 and Form 10-QSB for all quarters in fiscal 20007. The Company has responded to these other SEC comment letters previously. However, one certain accounting issue pertaining to a purchase accounting matter that arose during 2006 had not been resolved. Accordingly, the Company has not yet amended its previously filed Form 10-KSB for fiscal 2006 or any Form 10-QSB for 2007. It is my intent to address all open matters in my response.

I assumed the role of CFO for the Company in mid-May 2008. As such, I require additional time to familiarize myself with the Company’s filings with the SEC and to compile the information needed to prepare my responses to the SEC and/or make any necessary corrections and amendments to the Company’s filings. I am confirming that I will provide a complete response to all comments by no later than July 18, 2008.

Should you have any questions, please do not hesitate to contact me directly using my mobile phone 303-601-7344 or by way of email at gilmores735@msn.com.

Sincerely yours,

/s/ Robert Gimore
Robert Gilmore CFO